575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

PETER J. SHEA peter.shea@kattenlaw.com 212.940.6447 direct 212.894.5724 fax

August 27, 2010

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Re:	Form N-1A Filing for IndexIQ ETF Trust Registration Nos.: 333-152915 and 811-22227

Dear Ladies and Gentlemen:

     On behalf of our client, IndexIQ ETF Trust (the “Trust”), we are filing with this correspondence Post-Effective Amendment No. 14 (the “Amendment”) under Investment Company Act of 1940 (the “1940 Act”) and Amendment No. 16 under the Securities Act of 1933 (the “1933 Act”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the shares of the following exchange traded funds:

IQ Hedge Multi-Strategy Tracker ETF
IQ Hedge Macro Tracker ETF
IQ Real Return ETF
IQ Merger Arbitrage ETF
IQ Global Resources ETF
IQ Australia Small Cap ETF
IQ Canada Small Cap ETF
IQ South Korea Small Cap ETF
IQ Taiwan Small Cap ETF

which are each a series of the Trust (each, a “Fund” and, collectively, the “Funds”). Blacklined copies of the Amendment that have been marked to show changes to the Post-Effective Amendment No. 13 under the 1940 Act and Amendment No. 15 under the 1933 Act to the Registration Statement filed on June 28, 2010 are being sent to the Commission’s Staff under separate cover. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

     With respect to Staff’s comments delivered telephonically by Mr. John M. Ganley in communications occurring on August 13, 2010 and August 25, 2010, we offer the following responses (the headings below corresponding to a summary of the comments provided):

Securities and Exchange Commission
August 27, 2010

Prospectus

Cover Page

1.     Please consider the necessity of the disclosure legend relating to bank-deposits.

     The cover page continues to contain the banner-style disclaimer that the Funds are “Not FDIC-Insured – May Lose Value – No Bank Guarantee.” This disclosure is required under FINRA Rule 2350, subsection (c)(4) for certain sales literature provided by FINRA members on the premises of a financial institution where retail deposits are taken. Although the Trust and its investment advisor, IndexIQ Advisors LLC (the “Advisor”), are not financial institutions as defined by Rule 2350, to the extent that Rule 2350 may apply to sales efforts conducted with respect to a Fund, such disclosure would be required by FINRA.

2.     Please identify the primary market or markets on which the shares of the Funds will trade.

     The disclosure has been revised to clarify that the NYSE Arca, Inc. is the primary market for the Funds’ shares.

3.     To the extent a summary prospectus is used, please provide the required legends for the cover page of such summary prospectus in a Rule 497(k) filing.

     To the extent a Fund utilizes a summary prospectus to meet prospectus delivery requirements, the Fund will file such summary prospectus under Rule 497(k) under the 1940 Act, which summary prospectus will include all required legends.

Investment Objective

4.     Please include the investment objective of the Index for each Fund in the description of the investment objective of such Fund.

     Disclosure regarding the investment objective of each Index has been included.

Fees and Expenses of the Fund

5.     For the IQ Hedge Strategy Tracker ETF, the IQ Hedge Macro Tracker ETF and the IQ Real Return ETF, please amend the disclosure in footnote (b) relating to Acquired Fund Fees & Expenses to include certain additional language as permitted by Form N-1A.

     The footnote disclosure relating to relating to Acquired Fund Fees & Expenses has been amended to include certain additional language as permitted by Form N-1A.

Securities and Exchange Commission
August 27, 2010

Principal Investment Strategies

6.     Please consider revising disclosure relating to derivative use in accordance with the letter dated July 30, 2010 from Barry D. Miller of the Office of Legal and Disclosure of the Commission to the Investment Company Institute.

     Disclosure relating to derivatives use and the risks related to the use thereof has been amended consistent with the referenced letter.

Principal Risks

7.     Please include in the introduction to the Principal Risks that loss of money is a risk of each Fund.

     The requested disclosure has been included.

8.     Please consider the disclosure included in Principal Risks and whether any such risks should be considered Additional Risks of a Fund. In particular, please consider the inclusion of industry concentration risk as a Principal Risk or Additional Risk for each Fund.

     Disclosure relating to Principal Risks and Additional Risks of the Funds has been amended such that only principal risks of a Fund are listed in the description of Principal Risks.

     The Advisor has considered whether industry concentration risk represents a Principal Risk or Additional Risk and has disclosed the risk accordingly for each Fund. All Fund, Investment Advisor and other Fund service provider personnel participating in the preparation of the Registration Statement are cognizant of their disclosure responsibilities to investors.

     Please do not hesitate to contact me at (212) 940-6447 or, in my absence, Gregory Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

cc (w/enclosures):	Mr. John M. Ganley, Senior Counsel Mr. Adam S. Patti Mr. David Fogel Ms. Reena Aggarwal Mr. Gene Chao Mr. Gregory Xethalis